EXHIBIT 99.1

Colliers Completes Transaction to Settle Long-Term Incentive Arrangement and Establish Timeline for Orderly Elimination of Dual Class Voting Structure

TORONTO, April 16, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that it has completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement (the “MSA”), including the long-term incentive arrangement, between Colliers, Jay S. Hennick and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction has also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028.

Colliers and Mr. Hennick have entered into a new five-year management services agreement, with mutual one-year renewal options thereafter (the "New MSA") pursuant to which Mr. Hennick will continue to provide services to Colliers as, at his option, the Chief Executive Officer and/or Executive Chairman. The New MSA is substantially similar to the current MSA, except that there is no entitlement to a long-term incentive arrangement, stock options or other equity-linked compensation.

Mr. Hennick continues as the Chairman and Chief Executive Officer of the Company and has control and direction over a total of 5,005,369 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares, which in the aggregate represent 14.4% of Colliers’ total outstanding shares and which carry 45.6% of the total votes associated with Colliers shares.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 67 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACTS:

Peter F. Cohen
Lead Director

Christian Mayer
Chief Financial Officer

(416) 960-9500